                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 8)(1)

                             The Topps Company, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    890786106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 2007
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 56 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 2 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO PARTNERS II L.P., SERIES Y
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 3 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO INVESTMENTS II, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,700
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,700
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,700
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 4 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CRESCENDO ADVISORS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 5 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ERIC ROSENFELD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,547,900
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,547,900
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 6 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARNAUD AJDLER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 7 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THE COMMITTEE TO ENHANCE TOPPS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    N/A
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,550,201
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              2,547,900
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,550,201
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 8 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    TIMOTHY E. BROG
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  133,425
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              131,124
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    133,425
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 9 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN J. JONES
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  2,301
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    2,301
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 10 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL APPEL
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 11 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY D. DUNN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 12 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CHARLES C. HUGGINS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 13 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS E. HYLAND
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 14 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS B. MCGRATH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 15 of 56 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MICHAEL R. ROWE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 16 of 56 Pages
----------------------                                    ----------------------

            The following constitutes Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D filed by the undersigned.  This Amendment No. 8 amends the Schedule
13D as specifically set forth.

      Item 2 is hereby amended to add the following:

            Timothy E. Brog,  John J.  Jones,  Michael  Appel,  Jeffrey D. Dunn,
Charles C. Huggins,  Thomas E. Hyland, Thomas B. McGrath and Michael R. Rowe are
hereby added as Reporting Persons to the Schedule 13D.

            Timothy E. Brog ("Mr. Brog") is a nominee for the Board of Directors of the Issuer and currently serves on the Board of Directors of the Issuer.  Mr.
Brog's  principal  occupation  is  serving as  President  of  Pembridge  Capital
Management LLC and as Portfolio  Manager of Pembridge Value  Opportunity Fund LP
("PVOF").  The principal business address of Mr. Brog is Pembridge Capital,  708
Third Avenue,  New York, NY 10017. Mr. Brog is a citizen of the United States of
America.

            John J. Jones ("Mr.  Jones") is a nominee for the Board of Directors of the Issuer and currently serves on the Board of Directors of the Issuer.  Mr.
Jones'  principal  occupation  is the private  practice of law in New York.  The principal  business  address of Mr. Jones is 350 West 50th Street,  New York, NY
10019. Mr. Jones is a citizen of the United States of America.

            Michael Appel ("Mr.  Appel") is a nominee for the Board of Directors of the Issuer,  and his principal  occupation is serving as Managing Director of
Quest Turnaround  Advisors.  The principal  business address of Mr. Appel is c/o
Quest Turnaround Advisors, 287 Bowman Avenue, Purchase, NY 10577. Mr. Appel is a
citizen of the United States of America.

            Jeffrey D. Dunn ("Mr. Dunn") is a nominee for the Board of Directors of the Issuer,  and he is presently  retired.  The principal business address of
Mr. Dunn is 65 Commonwealth  Avenue,  Boston, MA 02116. Mr. Dunn is a citizen of the United States of America.

            Charles C.  Huggins  ("Mr.  Huggins")  is a nominee for the Board of
Directors of the Issuer,  and his  principal  occupation is serving as President and Owner of Sterling  Confections  LLC. The principal  business  address of Mr.
Huggins is 3723 Jefferson Ct.,  Redwood City, CA 94062. Mr. Huggins is a citizen of the United States of America.

            Thomas  E.  Hyland  ("Mr.  Hyland")  is a  nominee  for the Board of
Directors of the Issuer,  and he is presently  retired.  The principal  business address of Mr. Hyland is 1 Governors Way,  Kennebunk,  ME 04043. Mr. Hyland is a
citizen of the United States of America.

            Thomas B.  McGrath  ("Mr.  McGrath")  is a nominee  for the Board of
Directors  of the  Issuer,  and his  principal  occupation  is serving as Senior
Managing Director of Crossroads  Media,  Inc. The principal  business address of
Mr. McGrath is Crossroads  Media,  Inc., 10880 Wilshire Blvd.,  Los Angeles,  CA
90024. Mr. McGrath is a citizen of the United States of America.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 17 of 56 Pages
----------------------                                    ----------------------

            Michael R. Rowe ("Mr. Rowe") is a nominee for the Board of Directors of the Issuer,  and his principal  occupation is serving as President and CEO of
Positive  Impact.  The principal  business  address of Mr. Rowe is 70 South Main
Street, Suite 2A, Cranbury, NJ 08512. Mr. Rowe is a citizen of the United States of America.

            No Reporting Person has, during the last five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
No  Reporting  Person  has,  during the last five  years,  been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such  proceeding  was or is subject to a  judgment,  decree or final order  enjoining  future  violations of, or prohibiting or mandating  activities subject  to,  federal or state  securities  laws or finding any  violation  with respect to such laws.

      Item 3 is hereby amended to add the following:

            The aggregate  purchase price of the 64,425 Shares owned by Mr. Brog is $509,621.05,  including brokerage  commissions.  The Shares owned by Mr. Brog were acquired with personal funds.

      Item 4 is hereby amended to add the following:

            On May 29,  2007,  Crescendo  Advisors  LLC  ("Crescendo  Advisors")
delivered  a letter to the Issuer  (the  "Nomination  Letter")  nominating  Eric
Rosenfeld, Arnaud Ajdler and the Nominees, as set forth therein, for election to the  Issuer's  Board  of  Directors  at the  Issuer's  2007  annual  meeting  of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting"). The letter from Crescendo Advisors to the Issuer's Board of Directors is attached as Exhibit 7 hereto and is incorporated herein by reference.

            On May 31,  2007,  Arnaud  Ajdler,  a  director  of the Issuer and a managing  director  of  Crescendo  Advisors,  delivered  a letter  (the  "Ajdler
Letter") to the other  members of the  Issuer's  Board  expressing  his concerns regarding  the  manner in which the  current  negotiations  with The Upper  Deck
Company  ("Upper  Deck")  are being  conducted,  including  the  ability  of the so-called "Executive Committee" of the Issuer's Board to oversee the negotiation with  Upper  Deck in  light  of  certain  of the  Executive  Committee  members'
significant  conflicts of interest.  A copy of the Ajdler  Letter is attached as
Exhibit 8 hereto and is incorporated herein by reference.

            On June 4, 2007, Mr. Ajdler delivered a letter (the "Ajdler Response
Letter") to the other members of the Issuer's Board  responding to certain false and misleading  statements included in a letter from Arthur Shorin, the Issuer's
Chairman  and CEO,  to Mr.  Adjler  dated  May 31,  2007.  A copy of the  Ajdler
Response Letter is attached as Exhibit 11 hereto and is incorporated  herrein by reference.

      Item 5(a) is hereby amended to add the following:

            Mr. Jones is the beneficial owner of 2,301 Shares, which were issued to Mr. Jones on August 25, 2006 by virtue of being  elected as a director of the
Issuer. Such Shares are restricted until the 2007 annual meeting of stockholders of the Issuer.

            Mr. Brog is the beneficial owner of 133,425 Shares(2), consisting of
2,301 Shares issued to Mr. Brog on August 25, 2006 by virtue of being elected as a director of the Issuer, 62,124 Shares owned directly by Mr. Brog, 5,000 Shares owned by Pembridge Value Advisors LLC ("Pembridge Value") that Mr. Brog may be

----------------------------
(2)         On May 31, 2007, PVOF began the liquidation and  distribution of its assets to its partners.  Neither Mr. Brog nor any affiliated  entity has either  sold or bought  Shares of the Issuer  during the past 60 days.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 18 of 56 Pages
----------------------                                    ----------------------

deemed to  beneficially  own by virtue of his position with Pembridge  Value and
64,000 Shares owned by The Edward Andrews Group Inc. ("Edward Andrews") that Mr.
Brog may be deemed to  beneficially  own by virtue of his  position  with Edward
Andrews. Mr. Brog disclaims beneficial ownership of the Shares held by Pembridge
Value, except to the extent of his pecuniary interest therein.

            Currently, Messrs. Rowe, Hyland, McGrath, Appel, Dunn and Huggins do
not beneficially own any Shares.

      Item 5(b) is hereby amended to add the following:

            Mr. Jones has sole voting power over the 2,301 Shares of  restricted stock  granted by the Issuer to Mr. Jones on August 25, 2006,  which Shares will vest as of the date of the 2007 annual meeting of stockholders.

            By virtue of his position  with  Pembridge  Value,  Mr. Brog has the sole power to vote and  dispose of the Shares  beneficially  owned by  Pembridge
Value  reported in this  Schedule  13D.  Mr. Brog has sole voting power over the
2,301 Shares of restricted stock granted by the Issuer to Mr. Brog on August 25,
2006,  which  Shares  will  vest as of the date of the 2007  annual  meeting  of stockholders.  Mr.  Brog has sole voting and  dispositive  power over the 30,266
Shares owned by him.

      Item 6 is hereby amended to add the following:

            On May 31, 2007, the Reporting  Persons  entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect  to the  securities  of the  Issuer  (a copy  of the  Joint  Filing  and
Solicitation  Agreement  is  attached  as Exhibit 9 hereto  and is  incorporated herein by  reference),  (b) the  parties  agreed to  solicit  proxies or written consents for the election of Eric Rosenfeld,  Arnaud Ajdler and the Nominees, or
any other person(s)  nominated by the Reporting Persons to the Issuer's Board of
Directors  at the  Annual  Meeting  and to take all other  action  necessary  or advisable to achieve the foregoing  (the "Annual  Meeting Proxy  Solicitation"), and (c) the Crescendo  Funds agreed to bear all expenses  incurred in connection with the Reporting Persons' activities,  including approved expenses incurred by any of the  parties in  connection  with the  Solicitation,  on a pro rata basis based on the number of Shares owned by each of the Crescendo Funds.

            Crescendo  Advisors has signed or intends to sign letter  agreements pursuant to which it agrees to indemnify each of Messrs.  Rosenfeld,  Ajdler and the Nominees against claims arising from the solicitation of proxies from Topps'
shareholders in connection with the Annual Meeting and any related transactions.
The  form  of  letter  agreement  is  attached  as  Exhibit  10  hereto  and  is incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibits:

7.             Nomination Letter, dated May 29, 2007

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 19 of 56 Pages
----------------------                                    ----------------------

8.             Letter from Arnaud  Ajdler to the  Issuer's  Board of  Directors, dated May 31, 2007

9.             Joint  Filing  and  Solicitation  Agreement,  dated as of June 4,
               2007,  by  and  among  Crescendo  Partners  II  L.P.,  Series  Y,
               Crescendo  Investments  II, LLC,  Crescendo  Advisors  LLC,  Eric
               Rosenfeld, Arnaud Ajdler, The Committee to Enhance Topps, Timothy
               E. Brog, John J. Jones,  Michael Appel,  Jeffrey D. Dunn, Charles
               C.  Huggins,  Thomas E. Hyland,  Thomas B. McGrath and Michael R.
               Rowe

10.            Form of Indemnification Letter Agreement.

11.            Letter from Arnaud  Ajdler to the  Issuer's  Board of  Directors, dated June 4, 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 20 of 56 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2007                CRESCENDO PARTNERS II, L.P., SERIES Y

                                   By: Crescendo Investments II, LLC
                                       General Partner

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Managing Member

                                   CRESCENDO INVESTMENTS II, LLC

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Managing Member

                                   CRESCENDO ADVISORS LLC

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Managing Member

                                   THE COMMITTEE TO ENHANCE TOPPS

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Authorized Signatory

                                   /s/ Eric Rosenfeld
                                   ---------------------------------------------
                                   ERIC ROSENFELD

                                   /s/ Arnaud Ajdler
                                   ---------------------------------------------
                                   ARNAUD AJDLER

                                   /s/ Timothy E. Brog
                                   ---------------------------------------------
                                   TIMOTHY E. BROG

                                   /s/ John J. Jones
                                   ---------------------------------------------
                                   JOHN J. JONES

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 21 of 56 Pages
----------------------                                    ----------------------

                                   /s/ Michael Appel
                                   ---------------------------------------------
                                   MICHAEL APPEL

                                   /s/ Jeffrey D. Dunn
                                   ---------------------------------------------
                                   JEFFREY D. DUNN

                                   /s/ Charles C. Huggins
                                   ---------------------------------------------
                                   CHARLES C. HUGGINS

                                   /s/ Thomas E. Hyland
                                   ---------------------------------------------
                                   THOMAS E. HYLAND

                                   /s/ Thomas B. McGrath
                                   ---------------------------------------------
                                   THOMAS B. MCGRATH

                                   /s/ Michael R. Rowe
                                   ---------------------------------------------
                                   MICHAEL R. ROWE

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 22 of 56 Pages
----------------------                                    ----------------------

                        EXHIBIT INDEX

      Exhibit                                                              Page
      -------                                                              ----

7.    Nomination Letter, dated May 29, 2007                                23-48

8.    Letter from  Arnaud  Ajdler to the  Issuer's  Board of               49-50
      Directors, dated May 31, 2007

9.    Joint Filing and Solicitation  Agreement,  dated as of               51-53
      May 31, 2007, by and among Crescendo Partners II L.P.,
      Series Y,  Crescendo  Investments  II, LLC,  Crescendo
      Advisors  LLC,  Eric  Rosenfeld,  Arnaud  Ajdler,  The
      Committee to Enhance Topps,  Timothy E. Brog,  John J.
      Jones,  Michael  Appel,  Jeffrey D.  Dunn,  Charles C.
      Huggins,  Thomas  E.  Hyland,  Thomas B.  McGrath  and
      Michael R. Rowe

10.   Form of Indemnification Letter Agreement                             54-55

11.   Letter from  Arnaud  Ajdler to the  Issuer's  Board of               56
      Directors, dated June 4. 2007.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 23 of 56 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT 7

                             CRESCENDO ADVISORS LLC
                         10 EAST 53RD STREET, 35TH FLOOR
                               NEW YORK, NY 10022

                                                                    May 29, 2007

BY HAND
-------

The Topps Company, Inc.
One Whitehall Street
New York, NY 10004
Attn: Assistant Secretary

      Re:   Notice of Intention to Nominate Individuals for Election as
            Directors at the 2007 Annual Meeting of Stockholders of the Topps
            Company, Inc.

Dear Sir:

      This letter  shall serve to satisfy the  advance  notice  requirements  of
Article III, Section 2 of the Amended and Restated By-laws (the "Bylaws") of The
Topps Company,  Inc. ("Topps") as to the nomination by Crescendo Advisors LLC, a
Delaware limited liability company ("Crescendo Advisors"),  of ten (10) nominees for election to the Board of Directors of Topps (the "Topps  Board") at the 2007
annual meeting of  stockholders  of Topps,  or any other meeting of stockholders held in lieu thereof,  and any  adjournments,  postponements,  reschedulings  or continuations thereof (the "Annual Meeting").

      This letter and the Exhibits attached hereto are collectively  referred to as the "Notice."  Crescendo  Advisors is the  beneficial  owner of 100 shares of common stock,  $0.01 par value per share (the "Common Stock"),  of Topps, all of which are held of record by Crescendo Advisors.  Through this Notice,  Crescendo
Advisors  hereby  nominates  and  notifies  you of its intent to  nominate  Eric
Rosenfeld, Arnaud Ajdler, Timothy E. Brog, John J. Jones, Michael Appel, Jeffrey
D. Dunn, Charles C. Huggins,  Thomas E. Hyland, Thomas B. McGrath and Michael R.
Rowe as nominees (the "Nominees") to be elected to the Topps Board at the Annual
Meeting.  Crescendo  Advisors  believes that the terms of the ten (10) directors currently serving on the Topps Board expire at the Annual Meeting. To the extent there  are in excess of ten (10)  vacancies  on the Topps  Board to be filled by election at the Annual  Meeting OR Topps  increases  the size of the Topps Board above its  existing  size,  Crescendo  Advisors  reserves  the right to nominate additional  nominees  to be  elected to the Topps  Board at the Annual  Meeting.
Additional  nominations  made  pursuant to the  preceding  sentence  are without prejudice to the position of Crescendo Advisors that any attempt to increase the size of the current  Topps Board or to classify the Topps Board  constitutes  an unlawful  manipulation of Topps's corporate  machinery.  If this Notice shall be deemed for any reason by a court of  competent  jurisdiction  to be  ineffective with respect to the nomination of any of the Nominees at the Annual Meeting,  or if any individual  Nominee shall be unable to serve for any reason,  this Notice shall continue to be effective  with respect to the remaining  Nominee(s) and as to any replacement Nominee(s) selected by Crescendo Advisors.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 24 of 56 Pages
----------------------                                    ----------------------

      The information concerning Crescendo Advisors and the Nominees required by
Article III, Section 2 of the Bylaws is set forth below:

1.    NAME AND RECORD  ADDRESS,  AS BELIEVED TO APPEAR ON TOPPS'  BOOKS,  OF THE
      STOCKHOLDER GIVING THE NOTICE IS AS FOLLOWS:

      Name                             Record Address
      ----                             --------------

      Crescendo Advisors LLC           c/o Crescendo Partners, L.P.
                                       10 East 53rd Street, 35th Floor
                                       New York, NY  10022

2.    CLASS OR SERIES AND NUMBER OF SHARES OF CAPITAL  STOCK OF TOPPS  WHICH ARE
      OWNED BENEFICIALLY OR OF RECORD BY THE STOCKHOLDER GIVING THE NOTICE:

      Name                             Beneficial Ownership
      ----                             --------------------

      Crescendo                        Advisors LLC 100 shares of Common  Stock,
                                       all of which are held of record.*

      * Shares  of  Common  Stock  are also  owned by  affiliates  of  Crescendo
      Advisors as  follows:  Crescendo  Partners  II L.P.,  Series Y, a Delaware
      limited partnership  ("Crescendo  Partners"),  beneficially owns 2,547,700 shares,  Crescendo  Investments  II,  LLC,  a Delaware  limited  liability company  ("Crescendo  Investments"),  as the general  partner of Crescendo
      Partners,  may be deemed to beneficially own 2,547,700  shares  (Crescendo
      Advisors,  Crescendo  Partners and Crescendo  Investments are collectively referred to herein as the "Crescendo Funds"). Eric Rosenfeld may be deemed to beneficially own 2,547,900 shares,  consisting of 2,547,700 shares that
      Mr.  Rosenfeld may be deemed to beneficially own by virtue of his position as  managing  member of  Crescendo  Investments,  100 shares  held by Eric
      Rosenfeld and Lisa Rosenfeld  JTWROS,  and 100 shares Mr. Rosenfeld may be deemed to beneficially own by virtue of his position as managing member of
      Crescendo Advisors.

3.    ALL OTHER  INFORMATION FOR CRESCENDO  ADVISORS,  THE STOCKHOLDER OF RECORD
      PROVIDING THE NOTICE, THAT WOULD BE REQUIRED TO BE FILED FOR A PARTICIPANT
      IN A SOLICITATION  SUBJECT TO SECTION 14 OF THE SECURITIES EXCHANGE ACT OF
      1934, AS AMENDED IS AS FOLLOWS:

      Please see Exhibit A for information  regarding purchases and sales during the past two years by Crescendo Advisors in securities of Topps.

      THE  AMOUNT  OF  SECURITIES  OF  TOPPS  OWNED  BENEFICIALLY,  DIRECTLY  OR
      INDIRECTLY,  BY EACH OF THE  PARTICIPANT'S  ASSOCIATES  AND THE  NAME  AND
      ADDRESS OF EACH SUCH ASSOCIATE:

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 25 of 56 Pages
----------------------                                    ----------------------

      Name                       Beneficial Ownership and Address
      ----                       --------------------------------

      Crescendo Partners II      2,547,700       10 East 53rd Street, 35th Floor
      L.P., Series Y                             New York, NY 10022

      Crescendo Investments II,  2,547,700       10 East 53rd Street, 35th Floor
      LLC                                        New York, NY 10022

      Eric Rosenfeld             2,547,900       10 East 53rd Street, 35th Floor
                                                 New York, NY 10022

      Arnaud Ajdler              2,301           10 East 53rd Street, 35th Floor
                                                 New York, NY 10022

      Except as set forth in this Notice  (including the Exhibits  hereto),  (i)
during  the  past 10  years,  Crescendo  Advisors  has not been  convicted  in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii)
Crescendo  Advisors  does  not  directly  or  indirectly  beneficially  own  any securities of Topps;  (iii)  Crescendo  Advisors does not own any  securities of
Topps which are owned of record but not  beneficially;  (iv) Crescendo  Advisors has not purchased or sold any securities of Topps during the past two years; (v)
no part of the purchase  price or market value of the  securities of Topps owned by Crescendo Advisors is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;  (vi) Crescendo Advisors is not, nor within the past year has been, a party to any contract, arrangements or understandings  with  any  person  with  respect  to any  securities  of  Topps, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits,  or the  giving  or  withholding  of  proxies;  (vii) no  associate  of
Crescendo Advisors owns beneficially,  directly or indirectly, any securities of
Topps;  (viii)  Crescendo  Advisors  does  not  own  beneficially,  directly  or indirectly,  any  securities of any parent or subsidiary of Topps;  (ix) neither
Crescendo Advisors nor any of its associates was a party to any transaction,  or series of similar transactions, since the beginning of Topps's last fiscal year, or is a party to any  currently  proposed  transaction,  or  series  of  similar transactions, to which Topps or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;  (x) neither  Crescendo  Advisors nor any of its associates has any arrangement or  understanding  with any person with  respect  to any  future  employment  by Topps or its  affiliates,  or with respect to any future  transactions to which Topps or any of its affiliates will or may be a party;  and (xi)  Crescendo  Advisors does not have any  substantial interest,  direct or indirect, by securities holdings or otherwise in any matter to be acted on at the 2007 Annual Meeting.

4.    NAME, AGE, BUSINESS ADDRESS AND RESIDENCE ADDRESS OF EACH OF THE NOMINEES:

      Name                Age  Business Address                  Residence Address
      ----                ---  ----------------                  -----------------

      Eric Rosenfeld      49   c/o Crescendo Partners, L.P.      1 Osborn Road
                               10 East 53rd Street, 35th Floor   Harrison, NY 10528
                               New York, NY  10022

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 26 of 56 Pages
----------------------                                    ----------------------

      Arnaud Ajdler       31   c/o Crescendo Partners, L.P.      233 West 83rd Street
                               10 East 53rd Street, 35th Floor   Apt. 5A
                               New York, NY  10022               New York, NY 10024

      Timothy E. Brog     42   Pembridge Capital                 2 Coventry Lane
                               708 Third Avenue                  Riverside, CT 06878
                               New York, NY  10017

      John J. Jones       40   350 West 50th Street              350 West 50th Street, Apt.11B
                               New York, NY  10019               New York, NY  10019

      Michael Appel       57   c/o Quest Turnaround Advisors     22 Brae Burn Drive
                               287 Bowman Avenue                 Purchase, NY  10577
                               Purchase, NY  10577

      Jeffrey D. Dunn     52   65 Commonwealth Avenue            65 Commonwealth Avenue
                               Boston, MA  02116                 Boston, MA  02116

      Charles C. Huggins  49   3723 Jefferson Ct.                3723 Jefferson Ct.
                               Redwood City, CA  94062           Redwood City, CA  94062

      Thomas E. Hyland    62   1 Governors Way                   1 Governors Way
                               Kennebunk, ME  04043              Kennebunk, ME  04043

      Thomas B. McGrath   52   Crossroads Media, Inc.            10369 Strathmore Drive
                               10880 Wilshire Blvd.              Los Angeles, CA  90024
                               Los Angeles, CA  90024

      Michael R. Rowe     57   70 South Main Street              15 Stockton Drive
                               Suite 2A                          Cranbury, NJ  08512
                               Cranbury, NJ  08512

5.    PRINCIPAL OCCUPATION OR EMPLOYMENT OF EACH OF THE NOMINEES:

      ERIC S.  ROSENFELD  (AGE 49) has been the  president  and chief  executive officer of Crescendo  Partners since its formation in November 1998. He has also been the senior  managing  member of Crescendo  Advisors  since its formation in
August  2000.  Since its  inception  in June 2006,  Mr.  Rosenfeld  has been the chairman  of the board,  chief  executive  officer  and  president  of  Rhapsody
Acquisition  Corp.,  a blank  check  company  with an  objective  to  acquire an operating  business  ("Rhapsody").  From its  inception in April 2004 until June
2006, Mr. Rosenfeld was the chairman of the board,  chief executive  officer and president of Arpeggio  Acquisition  Corporation,  an OTC  Bulletin  Board-listed blank check company  formed to effect a merger,  capital stock  exchange,  asset

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 27 of 56 Pages
----------------------                                    ----------------------

acquisition or other similar  business  combination  with an operating  business
("Arpeggio").   Arpeggio   Acquisition   Corporation   completed   its  business
combination with Hill  International,  Inc. in June 2006 and since such time Mr.
Rosenfeld  has served as a director of the surviving  company.  Prior to forming
Crescendo Partners, Mr. Rosenfeld had been managing director at CIBC Oppenheimer and its predecessor company Oppenheimer & Co., Inc. since 1985. Mr. Rosenfeld is currently chairman of the board of CPI  Aerostructures,  Inc., an American Stock
Exchange-listed  company  engaged  in  the  contract  production  of  structural aircraft parts principally for the United States Air Force and other branches of the U.S.  armed  forces.  He became  chairman in January  2005 and a director in
April 2003. He has been the chairman of the board of Computer  Horizons Corp., a
Nasdaq-listed   company  that   provides  IT   professional   services   with  a
concentration in sourcing and managed services,  since October 2005. He has been a director of Emergis Inc., a Toronto Stock Exchange-listed company that enables the  electronic  processing  of  transactions  in  the  finance  and  healthcare industries,  since July 2004. He was a director of Sierra Systems Group, Inc., a
Toronto Stock Exchange-listed information technology,  management consulting and systems  integration  firm based in Canada,  from October 2003 until its sale in
January 2007. He was a director of Geac Computer  Corporation Limited, a Toronto
Stock Exchange and Nasdaq-listed  software company,  from October 2005 until its sale to Golden  Gate  Capital  in March  2006.  He served as a  director  of Hip
Interactive,  a Toronto  Stock  Exchange-listed  company  that  distributes  and develops electronic  entertainment products, from November 2004 until July 2005.
Mr. Rosenfeld also served as a director of AD OPT Technologies Inc., which was a
Toronto Stock Exchange-listed  company, from April 2003 until its sale to Kronos
Inc. in November 2004.  Mr.  Rosenfeld also served as a director and head of the special committee of Pivotal  Corporation,  a Canadian-based  customer relations management software company,  from July 2003 until it was sold to chinadotcom in
February 2004. Mr. Rosenfeld received an A.B. in economics from Brown University and an M.B.A. from the Harvard Business School.

      ARNAUD  AJDLER (AGE 31) is currently a director of Topps.  Mr.  Ajdler has been a Managing  Director of Crescendo  Partners  since  December 2005, a Senior
Vice  President  from December  2004 to December 2005 and an investment  analyst from  September  2003 to December  2004.  Since its inception in June 2006,  Mr.
Ajdler has served as a  director  and the  Secretary  of  Rhapsody.  He has also served as the Chief  Financial  Officer,  a member of the Board of Directors and the  Secretary  of Arpeggio  since June 2004.  Arpeggio  completed  its business combination with Hill  International,  Inc. in June 2006 and since such time Mr.
Ajdler has served as a director of the  surviving  company.  Since October 2005,
Mr.  Ajdler has also been  assistant  to the  Chairman  of the Board and a Board observer to Computer Horizons Corp., a NASDAQ listed company.  From January 2000 to July  2001,  he  worked  as a  management  consultant  at  Mercer  Management
Consulting,  a leading international strategy consulting firm, before completing his  M.B.A.  at  Harvard  Business  School in June  2003.  He also  worked as an investment  analyst  at Tilson  Capital,  a New  York-based  hedge  fund,  as an investment banker at Deutsche Bank, an international financial service provider, and as a  management  consultant  at the Boston  Consulting  Group.  Mr.  Ajdler received a B.S. in engineering from the Free University of Brussels, Belgium, an
S.M. in Aeronautics from the Massachusetts  Institute of Technology and an M.B.A from the Harvard Business School.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 28 of 56 Pages
----------------------                                    ----------------------

      MICHAEL R. ROWE (AGE 57) has been President and CEO of Positive  Impact, a sports and entertainment  management  consulting firm, since 1998. With Positive
Impact,  Mr. Rowe  assisted the  Government of Bermuda in acquiring the right to host matches for the 2007 World Cup of Cricket,  and advised the New York Giants
NFL Football  Franchise in their negotiations to acquire the rights to construct a new state-of-the-art  stadium in the Meadowlands Sports Complex in New Jersey.
A  franchise  member  of the  National  Basketball  Association,  Mr.  Rowe  was
President,  Chief  Operating  Officer  and  part  owner of the New  Jersey  Nets professional  basketball  franchise from 1995 to 2000, where he was in charge of both  business and  basketball  operations.  Mr. Rowe received his BA from Seton
Hall University in 1971 and a Master of Arts, Public  Administration  from Rider
University in 1978.

      THOMAS B. MCGRATH (AGE 52) has been Senior Managing Director of Crossroads
Media,  Inc., a specialized  financial  advisory firm for the  entertainment and media business since 2005. From 1994 to 2005, he was Executive Vice President of
Viacom   Entertainment  Group,   comprised  of  Paramount  Pictures,   Paramount
Television  (including Viacom  Productions and Spelling  Productions),  Viacom's
motion picture  theater  operations and Simon and Shuster book  publishers.  Mr.
McGrath was formerly  President of Time Warner  International  Broadcasting  and
Senior Vice President, New Business Development at Time Warner's Home Box Office
unit.  Before that, Mr. McGrath served as President and Chief Operating  Officer of Norman  Lear's  Act III  Communications.  Mr.  McGrath  began  his  career in entertainment at Columbia Pictures Industries,  Inc., where he led the formation of TriStar  Pictures,  a  partnership  of  Columbia,  HBO and CBS.  Mr.  McGrath received  his AB from  Harvard  University  in 1976 and his MBA from the Harvard
Business School in 1980.

      CHARLES  C.  HUGGINS  (AGE 49) has been  President  and Owner of  Sterling
Confections  LLC,  and has been  President  of C.  Huggins & Assoc.  since 2005, owning  and  providing  consulting  and  turnaround  services  to  confectionary companies.  From 2002 through January 2005, Mr. Huggins was President and CEO of
Joseph  Schmidt  Confections.  Prior to that, Mr. Huggins spent over 20 years at
See's Candies,  Inc., starting as Wholesale  Fulfillment Manager and Real Estate
Manager,  moving to  Director  of Store  Construction,  and  finally  as General
Manager  and  Director  of   Purchasing.   He  received  his  B.S.  in  Business
Administration from Menlo College, his JD from the John F. Kennedy School of Law and his Graduate Certificate in Business from Stanford University.

      JEFFREY  D. DUNN  (AGE 52) was  Chief  Operating  Officer  of  Nickelodeon
Networks and President of Nickelodeon Enterprises from July 1994 through October
2006,  where  he  oversaw  all of  Nickelodeon's  non-TV  businesses,  including licensing and merchandising,  movie, online, publishing, live theatrical,  hotel and theme park operations.  Mr. Dunn graduated from Harvard College and received his MBA from the Harvard Business School.

      TIMOTHY E. BROG (AGE 42) is  currently a director  of Topps.  Mr. Brog has been the President of Pembridge Capital Management LLC and the Portfolio Manager
of Pembridge  Value  Opportunity  Fund since 2004.  Mr. Brog has been a Managing
Director of The Edward  Andrews  Group Inc.,  a boutique  investment  bank since
1996.  From 1989 to 1995,  Mr.  Brog was a  corporate  finance  and  mergers and acquisition associate of the law firm Skadden,  Arps, Slate, Meagher & Flom LLP.
Mr. Brog received a Juris  Doctorate  from Fordham  University  School of Law in
1989 and a BA from Tufts University in 1986.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 29 of 56 Pages
----------------------                                    ----------------------

      JOHN J. JONES (AGE 40) is currently a director of Topps,  and is presently engaged in the private practice of law in New York, representing various clients in the medical  services,  entertainment  and gaming  industries.  Mr.  Jones is co-founder,  a member of the Board of Directors,  and general counsel of Imaging
Advantage  LLC, a startup  teleradiology  company  seeking to provide  off-hours diagnostic  reads to hospitals  and radiology  groups,  as well as 3D laboratory post-processing  services,  from overseas locations.  During 2006, Mr. Jones was also a senior advisor and lobbyist for Trump Entertainment Resorts in connection with its efforts to change the Rhode  Island state  constitution  and build a $1 billion luxury  destination  resort casino. Mr. Jones was Senior Vice President,
General  Counsel and Corporate  Secretary for Argosy Gaming Company from January
2004 to the sale of Argosy in October  2005.  Between  December 2002 and January
2004,  Mr.  Jones  served as  outside  counsel to  various  businesses,  and was
Managing Director of The Edward Andrews Group Inc., a boutique  investment bank, and Vice Chairman and General Counsel of Legal Advantage Services, Inc.

      From July 1998 to December 2002,  Mr. Jones was Executive Vice  President,
General Counsel and Corporate Secretary of RCN Corporation, a telecommunications company,  and held the same  positions  from July 1998 until January 2001,  with
Commonwealth   Telephone  Enterprises,   Inc.,  a  telecommunications   company.
Approximately  eighteen  months after Mr. Jones resigned from RCN Corporation in
December  2002,  it filed for  bankruptcy  in May  2004.  From  January  1996 to
December  1997,  Mr. Jones was Vice  President  and General  Counsel of Designer
Holdings Ltd.  Previously,  he was an attorney with the law firm Skadden,  Arps,
Meagher & Flom in New York City.

      MICHAEL  C.  APPEL  (AGE 57) is  Managing  Director  of  Quest  Turnaround
Advisors  ("Quest"),  a firm that  provides  turnaround  and  crisis  management services to Boards of  Directors,  management,  creditors  and  shareholders  of companies experiencing financial and operational difficulties, and has been with that firm since 1991.  Mr. Appel  graduated from Brandeis  University  (Phi Beta
Kappa) and from the Harvard Business School (MBA with Distinction). He serves on the boards of LMR Holdings Inc, and Mattress Discounters.

      In 2005,  Mr.  Appel  was  retained  by AIG,  Senior  Noteholder  of Skips
Clothing ("Skips"),  to perform due diligence on Skips.  Following the review, a consensual  restructuring  was  reached.  Subsequently,  Quest was  retained  as financial  advisor to Skips,  which then filed for Chapter 11 in Pennsylvania in
October  2005.  Quest was  retained  as  financial  advisor to Skips  during the bankruptcy and Skips exited Chapter 11 in April 2006. At that juncture,  Quest's assignment  with  Skips  ended.  Mr.  Appel also  served as Chief  Restructuring
Officer  in  connection  with  HCI  Direct's  ("HCI")  debt   restructuring  and
prepackaged  Chapter  11  proceedings,  which  case was  filed  in the  Southern
District of New York in April 2002,  and the plan was  consummated in June 2002.
Upon the  departure of HCI's CEO in November  2002,  Mr. Appel was named interim
CEO. HCI  appointed a new CEO in March 2003.  In  addition,  Quest and Mr. Appel were appointed  financial advisors to the Creditors  Committee in the bankruptcy proceeding of Kasper ASL, which company filed for Chapter 11 in February 2002 in the Southern District of New York.

      THOMAS E. HYLAND (AGE 62) retired from PricewaterhouseCoopers, LLP ("PWC")
in 2005 as a Senior Partner.  Mr. Hyland had over 30 years experience at PWC and at Coopers & Lybrand,  where he had been Chairman of the  Entertainment  & Media
Group,  which  provided  a broad  range  of audit  and  consulting  services  to

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 30 of 56 Pages
----------------------                                    ----------------------

multinational  clients in the  Entertainment  & Media  industry,  among them Dow
Jones & Company,  CBS,  Universal  Music,  Major  League  Baseball  Productions,
Columbia Pictures Television, and Comedy Central. Since his retirement from PWC,
Mr. Hyland has been a Director of Boardwalk Pipeline Partners MLP ("Boardwalk"),
a master  limited  partnership  engaged  in the  interstate  transportation  and storage of natural gas,  serving as Chair of Boardwalk's  Audit  Committee.  Mr.
Hyland  also  serves on the  AICPA/PCAOB/SEC  Task Force for  Simplification  of
Sarbanes-Oxley.

6.    CLASS  AND  NUMBER  OF  SHARES  OF  CAPITAL   STOCK  OF  TOPPS  WHICH  ARE
      BENEFICIALLY OWNED BY EACH OF THE NOMINEES:

                                 Beneficial
                                 Ownership of
      Name                       Common Stock
      ----                       ------------

      Eric Rosenfeld             2,547,900

      Arnaud Ajdler              2,301

      Timothy E. Brog            437,567

      John J. Jones              2,301

      Michael Appel              0

      Jeffrey D. Dunn            0

      Charles C. Huggins         0

      Thomas E. Hyland           0

      Thomas B. McGrath          0

      Michael R. Rowe            0

7.    ALL OTHER INFORMATION RELATING TO EACH OF THE NOMINEES THAT IS REQUIRED TO
      BE  DISCLOSED  IN  SOLICITATIONS  OF PROXIES FOR THE ELECTION OF DIRECTORS
      PURSUANT TO REGULATION 14A UNDER THE  SECURITIES  EXCHANGE ACT OF 1934, AS
      AMENDED,  AND ANY OTHER INFORMATION  RELATING TO EACH OF THE NOMINEES THAT
      IS REQUIRED PURSUANT TO THE RULES OF ANY OTHER SECURITIES,  COMMODITIES OR
      OTHER EXCHANGE OR MARKET OF WHICH TOPPS IS A MEMBER:

      The Crescendo  Funds,  Mr.  Rosenfeld and Mr.  Ajdler  (collectively,  the
      "Committee") are participants in a proxy  solicitation  against a proposed merger  between  Topps and a buyout group that includes  Madison  Dearborn
      Partners,  LLC and an investment firm controlled by Michael Eisner,  which is scheduled to be voted on at a meeting of  stockholders  scheduled to be held  on June  28,  2007  (the  "Merger  Meeting").  On May  21,  2007,  a
      definitive  proxy  statement  was  filed  with the SEC with  regard to the
      Merger Meeting.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 31 of 56 Pages
----------------------                                    ----------------------

      The Crescendo Funds,  Messrs.  Rosenfeld and Ajdler are parties to a joint filing and solicitation  agreement,  dated March 6, 2007, and have jointly filed a Schedule 13D with  respect to the Common Stock with certain  other entities  and persons.  Reference  is made to the  Schedule 13D  initially filed on May 19, 2006 as it has been and may be amended from time to time, as filed and to be filed with the Securities and Exchange Commission,  for information  regarding  other  entities  that are or may be  deemed  to be members in a group described therein.

      Crescendo  Advisors  has  signed  or  intends  to sign  letter  agreements pursuant to which they agree to (i) indemnify  each of Messrs.  Rosenfeld,
      Ajdler,  Brog,  Jones,  Appel,  Dunn,  Huggins,  Hyland,  McGrath and Rowe
      against  claims  arising  from the  solicitation  of proxies  from  Topps'
      shareholders  in connection  with the 2007 Annual  Meeting and any related transactions.

      Each of the Nominees  has  consented to be named as a nominee in any proxy statement filed by Crescendo  Advisors in connection with the solicitation of proxies or written  consents  for the  election of the  Nominees to the
      Topps  Board and to serve as a  director  of Topps,  if so  elected.  Such consents are attached hereto as EXHIBIT B.

      Except  as set  forth in this  Notice  (including  the  Exhibits  attached hereto),  (i) during the last 10 years, no Nominee has been convicted in a
      criminal    proceeding    (excluding   traffic   violations   or   similar
      misdemeanors);  (ii) no Nominee directly or indirectly  beneficially  owns any  securities  of Topps;  (iii) no Nominee owns any  securities of Topps which  are owned of  record  but not  beneficially;  (iv) no  Nominee  has purchased or sold any  securities of Topps during the past two years;  (v)
      no part of the purchase  price or market value of the  securities of Topps owned by any  Nominee  is  represented  by  funds  borrowed  or  otherwise obtained for the purpose of acquiring or holding such securities;  (vi) no
      Nominee  is,  or  within  the past  year  was,  a party  to any  contract, arrangements  or  understandings  with  any  person  with  respect  to any securities of Topps,  including,  but not limited to, joint ventures, loan or  option  arrangements,  puts  or  calls,  guarantees  against  loss  or guarantees  of profit,  division  of losses or  profits,  or the giving or
      withholding   of  proxies;   (vii)  no   associate  of  any  Nominee  owns
      beneficially,  directly or indirectly,  any securities of Topps; (viii) no
      Nominee owns beneficially,  directly or indirectly,  any securities of any parent or  subsidiary of Topps;  (ix) no Nominee or any of his  associates was a party to any transaction,  or series of similar transactions,  since the  beginning of Topps's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Topps or any of its  subsidiaries  was or is to be a  party,  in which  the  amount involved exceeds $120,000; and (x) no Nominee or any of his associates has any  arrangement  or  understanding  with any person  with  respect to any future  employment  by Topps or its  affiliates,  or with  respect  to any future transactions to which Topps or any of its affiliates will or may be a party.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 32 of 56 Pages
----------------------                                    ----------------------

      Other than as stated herein,  there are no arrangements or  understandings between Crescendo Advisors and each Nominee or any other person or persons pursuant to which the nominations described herein are to be made.

      Crescendo  Advisors hereby  represents that a representative  of Crescendo
      Advisors intends to appear in person at the Annual Meeting to nominate the persons specified in this Notice for election to the Topps Board.

      Please address any  correspondence  to our counsel,  Olshan Grundman Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,  New York, New
York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile
(212)  451-2222.  The  giving  of  this  Notice  is not an  admission  that  any procedures for notice  concerning the nomination of directors to the Topps Board are legal,  valid or  binding,  and  Crescendo  Advisors  reserves  the right to challenge their validity.

                                         Very truly yours,

                                         CRESCENDO ADVISORS LLC

                                         By: /s/ Eric Rosenfeld
                                             -----------------------------------
                                         Name:  Eric Rosenfeld
                                         Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 33 of 56 Pages
----------------------                                    ----------------------

                                    EXHIBIT A
                                    ---------

                       TRANSACTIONS IN SECURITIES OF TOPPS
                            DURING THE PAST TWO YEARS

        Class                Quantity            Price Per             Date of
     of Security        Purchased / (Sold)       Share ($)         Purchase / Sale
-------------------- ------------------------ ----------------- --------------------

                                 CRESCENDO ADVISORS
------------------------------------------------------------------------------------
     Common Stock              100                 8.52               04/25/06

                                 CRESCENDO PARTNERS
------------------------------------------------------------------------------------
     Common Stock            645,000               8.76               4/27/2006
     Common Stock             66,000               8.81               4/28/2006
     Common Stock            156,800               8.80               5/1/2006
     Common Stock            114,000               9.02               5/2/2006
     Common Stock             98,600               9.01               5/3/2006
     Common Stock            311,100               8.94               5/4/2006
     Common Stock             33,000               9.02               5/8/2006
     Common Stock             85,000               9.01               5/9/2006
     Common Stock            105,700               9.12               5/10/2006
     Common Stock             28,500               9.06               5/11/2006
     Common Stock             65,100               8.98               5/12/2006
     Common Stock             43,400               9.01               5/15/2006
     Common Stock            103,200               8.89               5/16/2006
     Common Stock             63,100               8.75               5/17/2006
     Common Stock             30,000               8.75               5/18/2006
     Common Stock             12,900               8.36               5/24/2006
     Common Stock             59,500               8.61               5/25/2006
     Common Stock            129,100               8.80               5/26/2006
     Common Stock             49,100               8.17               5/31/2006
     Common Stock             50,000               8.14               6/06/2006
     Common Stock             6,300                8.11               6/07/2006
     Common Stock             24,900               8.28               6/08/2006
     Common Stock             35,100               8.20               6/09/2006

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 34 of 56 Pages
----------------------                                    ----------------------

     Common Stock             50,000               8.01               6/12/2006
     Common Stock             27,000               8.01               6/16/2006
     Common Stock             75,000               7.71               6/19/2006
     Common Stock             25,000               7.64               6/20/2006

                                CRESCENDO INVESTMENTS
------------------------------------------------------------------------------------
                                      None.

                                   ERIC ROSENFELD
------------------------------------------------------------------------------------
     Common Stock              100                 8.52               04/25/06

                                   TIMOTHY E. BROG
------------------------------------------------------------------------------------
     Common Stock             2,941                7.07               12/16/05
     Common Stock             2,000                6.99               12/19/05
     Common Stock             2,000                7.60               04/11/06
     Common Stock              500                 9.01               05/15/06
     Common Stock             2,500                8.75               05/17/06
     Common Stock             1,300                8.36               05/24/06
     Common Stock             4,000                7.82               06/14/06
     Common Stock             2,301*               8.69               08/25/06

                         PEMBRIDGE VALUE OPPORTUNITY FUND LP
------------------------------------------------------------------------------------
     Common Stock            (5,787)               10.04              6/16/2005
     Common Stock            (3,600)               10.21              6/17/2005
     Common Stock            (21,000)              10.66              6/20/2005
     Common Stock            (1,000)               10.94              6/21/2005
     Common Stock             14,400               10.27              6/23/2005
     Common Stock             (600)                10.61              6/24/2005
     Common Stock            (10,100)              10.50              6/28/2005
     Common Stock             8,600                10.25              6/29/2005

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 35 of 56 Pages
----------------------                                    ----------------------

     Common Stock             2,000                10.03              6/30/2005
     Common Stock            (10,600)              10.26              7/5/2005
     Common Stock            (1,500)               10.25              7/6/2005
     Common Stock             2,400                10.25              7/6/2005
     Common Stock             11,600               10.00              7/7/2005
     Common Stock             2,898                10.05              7/8/2005
     Common Stock            (1,398)               10.25              7/11/2005
     Common Stock            (10,013)              10.23              7/12/2005
     Common Stock             1,200                10.03              7/21/2005
     Common Stock              100                 10.24              7/26/2005
     Common Stock             2,299                10.30              7/28/2005
     Common Stock             3,400                10.17              8/4/2005
     Common Stock              100                 10.25              8/17/2005
     Common Stock             2,263                10.25              8/26/2005
     Common Stock             5,144                10.17              8/29/2005
     Common Stock             11,294               10.01              9/2/2005
     Common Stock            (2,900)               10.24              9/6/2005
     Common Stock              300                 10.24              9/6/2005
     Common Stock             4,000                10.16              9/7/2005
     Common Stock             13,700               10.05              9/8/2005
     Common Stock            (3,886)               8.92               9/12/2005
     Common Stock            (15,001)              8.67               9/16/2005
     Common Stock             5,000                8.27               9/20/2005
     Common Stock             4,989                8.16               9/21/2005
     Common Stock            (1,000)               8.27               9/28/2005
     Common Stock             16,000               8.27               9/28/2005
     Common Stock            (6,533)               8.22               9/29/2005
     Common Stock             (340)                8.21               9/30/2005
     Common Stock             3,602                7.97               10/4/2005
     Common Stock             1,500                7.87              10/10/2005
     Common Stock             2,092                7.79              10/11/2005
     Common Stock             4,400                7.69              10/12/2005
     Common Stock             2,100                7.64              10/14/2005

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 36 of 56 Pages
----------------------                                    ----------------------

     Common Stock             6,000                7.41              10/17/2005
     Common Stock              200                 7.52              10/19/2005
     Common Stock             6,700                7.35              10/20/2005
     Common Stock             2,800                7.36              10/21/2005
     Common Stock             20,000               7.33              10/25/2005
     Common Stock             (300)                7.30              10/26/2005
     Common Stock             7,200                7.19              10/27/2005
     Common Stock             8,628                7.11              10/28/2005
     Common Stock            (6,598)               7.28              10/31/2005
     Common Stock            (2,200)               7.56               11/3/2005
     Common Stock             (700)                7.72               11/9/2005
     Common Stock            (4,400)               7.84              11/10/2005
     Common Stock             9,000                7.30              11/15/2005
     Common Stock             4,400                7.22              11/16/2005
     Common Stock            (10,684)              7.49              11/17/2005
     Common Stock            (14,256)              7.96              11/22/2005
     Common Stock             5,024                7.44              12/06/2005
     Common Stock              800                 7.40              12/07/2005
     Common Stock             9,578                7.31              12/08/2005
     Common Stock            (1,000)               7.26              12/12/2005
     Common Stock             9,700                7.26              12/12/2005
     Common Stock             11,547               7.11              12/15/2005
     Common Stock             4,000                7.07              12/16/2005
     Common Stock             5,200                6.99              12/19/2005
     Common Stock             2,600                7.01              12/20/2005
     Common Stock             4,300                7.15               1/5/2006
     Common Stock             15,269               7.07               1/9/2006
     Common Stock             2,300                7.81               1/26/2006
     Common Stock             5,488                7.57               1/30/2006
     Common Stock             5,100                7.63               2/6/2006
     Common Stock            (13,606)              7.94               2/15/2006
     Common Stock             1,705                8.04               2/22/2006
     Common Stock             1,740                8.14               3/2/2006

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 37 of 56 Pages
----------------------                                    ----------------------

     Common Stock             22,000               7.98               3/6/2006
     Common Stock             6,800                7.90               3/7/2006
     Common Stock             1,022                8.00               3/8/2006
     Common Stock             5,943                8.07               3/13/2006
     Common Stock             7,000                8.02               3/14/2006
     Common Stock            (11,656)              8.26               3/15/2006
     Common Stock             5,800                8.26               3/15/2006
     Common Stock            (5,800)               8.57               3/22/2006
     Common Stock             7,800                8.57               3/22/2006
     Common Stock            (2,250)               8.59               3/29/2006
     Common Stock             4,842                8.66               3/30/2006
     Common Stock            (17,946)              8.75               4/3/2006
     Common Stock             3,000                8.92               4/6/2006
     Common Stock             4,300                8.90               4/7/2006
     Common Stock             45,000               7.94               4/10/2006
     Common Stock             20,000               7.60               4/11/2006
     Common Stock             10,700               7.72               4/17/2006
     Common Stock             6,100                8.36               5/24/2006
     Common Stock             11,400               8.17               5/31/2006
     Common Stock             11,122               8.09               6/5/2006
     Common Stock             29,100               7.71               6/19/2006

                                    ARNAUD AJDLER
------------------------------------------------------------------------------------
     Common Stock             2,301*               8.69                8/25/06

                                    JOHN J. JONES
------------------------------------------------------------------------------------
     Common Stock             2,301*               8.69                8/25/06

    * RESTRICTED SHARES GRANTED BY TOPPS TO MESSRS. AJDLER, BROG AND JONES,
                           WHO ARE DIRECTORS OF TOPPS.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 38 of 56 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 39 of 56 Pages
----------------------                                    ----------------------

                                  ARNAUD AJDLER
                         c/o Crescendo Partners II, L.P.
                         10 East 53rd Street, 35th Floor
                            New York, New York 10022

                                                                    May 25, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Arnaud Ajdler

                                          Arnaud Ajdler

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 40 of 56 Pages
----------------------                                    ----------------------

                                  MICHAEL APPEL
                       c/o Quest Turnaround Advisors, LLC
                              RiverView at Purchase
                                287 Bowman Avenue
                            Purchase, New York 10577

                                                                    May 23, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Michael Appel

                                          Michael Appel

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 41 of 56 Pages
----------------------                                    ----------------------

                                 TIMOTHY E. BROG
                          708 Third Avenue, 22nd Floor
                            New York, New York 10017

                                                                    May 22, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Timothy E. Brog

                                          Timothy E. Brog

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 42 of 56 Pages
----------------------                                    ----------------------

                                 JEFFREY D. DUNN
                             65 Commonwealth Avenue
                           Boston, Massachusetts 02116

                                                                    May 25, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Jeffrey D. Dunn

                                          Jeffrey D. Dunn

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 43 of 56 Pages
----------------------                                    ----------------------

                               CHARLES C. HUGGINS
                              3723 Jefferson Court
                         Redwood City, California 94062

                                                                    May 22, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Charles C. Huggins

                                          Charles C. Huggins

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 44 of 56 Pages
----------------------                                    ----------------------

                                THOMAS E. HYLAND
                                 1 Governors Way
                             Kennebunk, Maine 04043

                                                                    May 24, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Thomas E. Hyland

                                          Thomas E. Hyland

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 45 of 56 Pages
----------------------                                    ----------------------

                                  JOHN J. JONES
                              350 West 50th Street
                            New York, New York 10019

                                                                    May 25, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ John J. Jones

                                          John J. Jones

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 46 of 56 Pages
----------------------                                    ----------------------

                                THOMAS B. MCGRATH
                             10369 Strathmore Drive
                          Los Angeles, California 90024

                                                                    May 24, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Thomas B. McGrath

                                          Thomas B. McGrath

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 47 of 56 Pages
----------------------                                    ----------------------

                                 ERIC ROSENFELD
                         c/o Crescendo Partners II, L.P.
                         10 East 53rd Street, 35th Floor
                            New York, New York 10022

                                                                    May 24, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Eric Rosenfeld

                                          Eric Rosenfeld

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 48 of 56 Pages
----------------------                                    ----------------------

                                 MICHAEL R. ROWE
                      c/o Positive Impact Management Group
                         70 South Main Street, Suite 2-A
                           Cranbury, New Jersey 08512

                                                                    May 22, 2007

The Topps Company, Inc.
One Whitehall Street
New York, New York 10004
Attn: Corporate Secretary

Dear Sir:

      You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Crescendo Advisors LLC ("Crescendo") of its intention to nominate the undersigned as a director of The Topps Company,
Inc. ("Topps") at the 2007 annual meeting of stockholders, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Crescendo in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of Topps if elected at the
Annual Meeting.

                                          Very truly yours,

                                          /s/ Michael R. Rowe

                                          Michael R. Rowe

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 49 of 56 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT 8

May 31, 2007

BY EMAIL AND FACSIMILE
----------------------

Board of Directors of The Topps Company, Inc.
c/o Mr. Steven Gartner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Dear Fellow Members of the Board:

      As you know, I have very  significant  concerns about the process that led to the signing of the merger  agreement  with entities  affiliated  with Michael
Eisner and Madison  Dearborn  Partners,  LLC.  These  concerns now extend to the manner in which the current  negotiations  with The Upper Deck Company are being conducted.  Since you have  effectively  removed three directors of the Company,
Timothy  Brog,  John Jones and me,  from the sale  process  and in so doing have transferred  virtually  all of the Board's  duties to the  so-called  "Executive
Committee" of the Board,  the negotiation  with Upper Deck is now being overseen by a group of  directors  who,  in my opinion,  have  significant  conflicts  of interest.  This  Executive  Committee  is de  facto  running  the  Company,  has supervised the go-shop process and is now handling the Upper Deck  negotiations.
This  is  particularly  troublesome  since  such  negotiations  could  lead to a transaction that provides greater value to the Company's stockholders.

      Certain of the Executive  Committee  members' conflicts of interest that I believe are problematic include:

      o  Arthur Shorin, in my opinion, does not want to see the company that was started  by his  father  and  uncles  fall into the hands of  long-time rival,  Upper Deck,  since a transaction  with Upper Deck would end the family  connection with Topps and in all likelihood would prevent Scott
         Silverstein,  Mr.  Shorin's  son-in-law,  from becoming the next CEO of
         Topps (with the obvious financial implications that this implies).

      o  Allan Feder is a former employee of Topps and a long-time family friend of Mr. Shorin.  Mr. Feder has very limited deal  experience  (which did not seem to prevent the Board from selecting him as the lead negotiator on the  Eisner  deal)  and has  told me in the  past  that he does  not believe that a deal with Upper Deck is possible.

      o  Jack  Nusbaum  is a  long-time  friend of Arthur  Shorin  and serves as
         Chairman  of Willkie  Farr &  Gallagher  LLP,  which in turn  serves as
         Topps'  outside  law firm.  Willkie  Farr  advised the Topps Board with respect  to the  merger  agreement  with  Michael  Eisner  and  Madison
         Dearborn and is currently  providing advice to the Executive  Committee with regard to Upper Deck's offer. In light of these  relationships,  I do not  understand  how  either  Mr.  Nusbaum  or  Willkie  Farr can be expected to render  independent  judgment in connection  with the Upper
         Deck negotiations.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 50 of 56 Pages
----------------------                                    ----------------------

      I was also deeply troubled to learn that the Executive  Committee met with the  Company's  advisors  just before Topps' most recent Board meeting on May 23 held to  discuss  the Upper  Deck  situation.  Why did the  Executive  Committee members  need to hold a meeting  right  before the meeting of the full Board?  I suspect  that the  purpose of the  meeting was to ensure that the members of the
Executive Committee are on the same page and vote accordingly. What is the point of calling a Board meeting if the  decisions  have already been made by the five members of the  Executive  Committee?  The  actions of the  Executive  Committee continue to violate the most basic principles of corporate governance.

      Finally,  in the  merger  proxy  statement,  letters to  stockholders  and statements  to the press,  the Company  continues  to mislead  stockholders  and allege that a thorough and  multi-year  evaluation  of the  Company's  strategic alternatives was conducted and that no better offers emerged. Yet you never once contacted  Upper  Deck to see if there was any  interest  in  combining  the two companies to maximize  stockholder value,  despite your knowledge that there was interest on Upper Deck's part. How is this  consistent with your public comments and disclosure of a thorough and multi-year process?  Now, if a transaction with
Upper Deck is reached,  a break up fee and expenses of $16.5  million,  equal to approximately  5.6%  of the  transaction  value,  will  have  to be  paid.  This represents  slightly  more than 40 cents per share  that could have been paid to stockholders instead of to Mr. Eisner.

As I have been telling you for many  months,  it is time for Topps to be run for the benefit of its public stockholders instead of being run like a private club.

                                          Regards,

                                          /s/ Arnaud Ajdler
                                          Arnaud Ajdler

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 51 of 56 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT 9

                   JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS,  certain of the undersigned are  stockholders,  direct or beneficial, of The Topps Company, Inc., a Delaware corporation ("Topps");

WHEREAS, Crescendo Partners II L.P., Series Y ("Crescendo Partners"),  Crescendo
Investments  II,  LLC   ("Crescendo   Investments"),   Crescendo   Advisors  LLC
("Crescendo  Advisors,"  and together  with  Crescendo  Partners  and  Crescendo
Investment,  the "Crescendo Funds"), Eric Rosenfeld,  Arnaud Ajdler,  Timothy E.
Brog, John J. Jones, Michael Appel, Jeffrey D. Dunn, Charles C. Huggins,  Thomas
E.  Hyland,  Thomas B.  McGrath and Michael R. Rowe wish to form a group for the purpose of soliciting proxies to elect Messrs.  Rosenfeld,  Ajdler, Brog, Jones,
Appel, Dunn,  Huggins,  Hyland,  McGrath and Rowe, (the "Nominees") or any other person designated by the undersigned, as directors of Topps and taking all other action necessary or advisable to achieve the foregoing.

NOW, IT IS AGREED, this 4th day of June, 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  each of the  undersigned  (collectively,  the "Group")
agrees to the joint filing on behalf of each of them of  statements  on Schedule
13D with respect to the  securities of Topps.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not  responsible  for the accuracy and  completeness  of the  information concerning  the other  members,  unless such member  knows or has reason to know that such information is inaccurate.

      2. So long as this agreement is in effect,  each of the undersigned  shall provide  written  notice to  Olshan  Grundman  Frome  Rosenzweig  & Wolosky  LLP
("Olshan") of (i) any of their  purchases or sales of  securities  of Topps;  or
(ii) any  securities  of Topps over which they acquire or dispose of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

      3. Each of the undersigned agrees to solicit proxies to elect the Nominees or any other  person  designated  by the Group as directors of Topps and to take
all  other  action   necessary  or  advisable  to  achieve  the  foregoing  (the
"Solicitation").

      4. The Crescendo  Funds agree to bear all expenses  incurred in connection with the Group's  activities,  including expenses incurred by any of the parties in the Solicitation.  Notwithstanding  the foregoing,  the Crescendo Funds shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the aggregate in excess of $250 without the Crescendo Funds' prior written  approval;  (ii) the value of the time of any  party;  (iii)  legal fees incurred without the Crescendo Funds' prior written approval;  or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened litigation without the Crescendo Funds' prior written approval.

      5. The  relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 52 of 56 Pages
----------------------                                    ----------------------

Nothing herein shall  restrict any party's right to purchase or sell  securities of Topps, as he/it deems appropriate, in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

      6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute one and the same instrument, which may be sufficiently evidenced by one counterpart.

      7. In the  event of any  dispute  arising  out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

      8. Any party  hereto  may  terminate  his or its  obligations  under  this
Agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

      9. Each party  acknowledges  that Olshan shall act as counsel for both the
Group and the Crescendo Funds.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                   CRESCENDO PARTNERS II, L.P., SERIES Y

                                   By: Crescendo Investments II, LLC
                                       General Partner

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Managing Member

                                   CRESCENDO INVESTMENTS II, LLC

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Managing Member

                                   CRESCENDO ADVISORS LLC

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Managing Member

                                   THE COMMITTEE TO ENHANCE TOPPS

                                   By: /s/ Eric Rosenfeld
                                       -----------------------------------------
                                   Name: Eric Rosenfeld
                                   Title: Authorized Signatory

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 53 of 56 Pages
----------------------                                    ----------------------

                                   /s/ Eric Rosenfeld
                                   ---------------------------------------------
                                   ERIC ROSENFELD

                                   /s/ Arnaud Ajdler
                                   ---------------------------------------------
                                   ARNAUD AJDLER

                                   /s/ Timothy E. Brog
                                   ---------------------------------------------
                                   TIMOTHY E. BROG

                                   /s/ John J. Jones
                                   ---------------------------------------------
                                   JOHN J. JONES

                                   /s/ Michael Appel
                                   ---------------------------------------------
                                   MICHAEL APPEL

                                   /s/ Jeffrey D. Dunn
                                   ---------------------------------------------
                                   JEFFREY D. DUNN

                                   /s/ Charles C. Huggins
                                   ---------------------------------------------
                                   CHARLES C. HUGGINS

                                   /s/ Thomas E. Hyland
                                   ---------------------------------------------
                                   THOMAS E. HYLAND

                                   /s/ Thomas B. McGrath
                                   ---------------------------------------------
                                   THOMAS B. MCGRATH

                                   /s/ Michael R. Rowe
                                   ---------------------------------------------
                                   MICHAEL R. ROWE

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 54 of 56 Pages
----------------------                                    ----------------------

                                                                      EXHIBIT 10

                             CRESCENDO ADVISORS LLC
                         10 East 53rd Street, 35th Floor
                            New York, New York 10022

                                                          _____ ___, 2007

______________________
______________________
______________________

            Re:   THE TOPPS COMPANY, INC.

Dear ________:

      Thank you for agreeing to serve as a nominee for election to the Board of
Directors of The Topps Company, Inc. ("Topps") in connection with the proxy solicitation that Crescendo Advisors LLC ("Crescendo") and its affiliates are considering undertaking to elect directors (the "Crescendo Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to Topps and all of its stockholders. This letter will set forth the terms of our agreement.

      Crescendo agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Crescendo Solicitation and any related transactions, irrespective of the outcome; PROVIDED, HOWEVER, that you will not be entitled to indemnification for claims arising from your own criminal actions, fraud, negligence, bad faith or willful misconduct;
PROVIDED, FURTHER, that this indemnification agreement and all of Crescendo obligations hereunder shall terminate upon your becoming a director of Topps.
This indemnification will include any and all (each, a "Loss") losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Crescendo Solicitation and any related transactions.

      In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Crescendo written notice of such claim or
Loss. Upon receipt of such written notice, Crescendo will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. Crescendo may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim. Crescendo will not be responsible for fees, costs or expenses of separate counsel retained by you. You may not enter into any settlement of loss or claim without the written consent of Crescendo, which consent will not be unreasonably withheld.

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 55 of 56 Pages
----------------------                                    ----------------------

      If you agree to the foregoing terms, please sign below to indicate your acceptance.

                                    Very truly yours,

                                    CRESCENDO ADVISORS LLC

                                    By:
                                        ----------------------------------------
                                        Name:  Eric Rosenfeld
                                        Title: Managing Member

ACCEPTED AND AGREED:

---------------------------

----------------------                                    ----------------------
CUSIP No. 890786106                   13D                    Page 56 of 56 Pages
----------------------                                    ----------------------

June 4, 2007

BY EMAIL AND FACSIMILE

Board of Directors of The Topps Company, Inc.
c/o Mr. Steven Gartner
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

Dear Fellow Members of the Board:

      In your May 31, 2007,  letter,  you indicate that the ad hoc committee (of which I am a member)  approved the  retention  of Willkie  Farr & Gallagher  LLP
("Willkie  Farr"),  and you therefore wonder how I can question the independence of the law firm in  light  of its  connection  with  one of our  directors  (Mr.
Nusbaum is the Chairman of Willkie Farr).  I have reviewed the detailed  minutes of the ad hoc  committee  meetings  and did not come  across any  mention of the approval of Willkie  Farr by the ad hoc  committee.  The reason,  of course,  is because the ad hoc committee  never approved the retention of Mr.  Nusbaum's law firm.  I FIND IT  PARTICULARLY  IRONIC THAT THE BOARD USES A FALSE  STATEMENT IN
ORDER TO ATTEMPT TO DEMONSTRATE MY ALLEGED "DUPLICITY".  In any case, you prefer not to address the real issues I raise. For your  information,  in another proxy contest  involving  infoUSA  Inc.,  Glass Lewis,  a proxy  advisory  firm,  just recommended that stockholders  withhold votes for an incumbent  director because he is also a partner at a law firm  which  received  more than $1  million  from
infoUSA  for legal  services.  Glass Lewis  stated in its report:  "WE VIEW SUCH
RELATIONSHIPS AS POTENTIALLY  CREATING  CONFLICTS FOR DIRECTORS,  AS THEY MAY BE
FORCED TO WEIGH THEIR OWN INTERESTS IN RELATION TO  SHAREHOLDER  INTERESTS  WHEN
MAKING BOARD DECISIONS."

      Finally, in your  communications,  you like to repeat that Crescendo wants to take over Topps without paying stockholders for their shares. ONCE AGAIN, YOU
ARE MISLEADING YOUR STOCKHOLDERS.  When a buyer wants to take a company private, as Mr.  Eisner  and  Madison  Dearborn  are  attempting  to do,  the buyer  pays stockholders  a premium for their shares.  While this premium is typically 20 to
30%, you have approved a  transaction  that would pay  stockholders  a meager 3%
premium and a significant discount to where the shares are currently trading. As you well know,  Crescendo  is NOT  trying to take the  Company  private.  If the ill-advised  Eisner  merger  is  voted  down,  Crescendo  will  ask  its  fellow stockholders,  the true  owners  of Topps,  to  replace  seven of the  incumbent directors on the Board with a new slate. This well-qualified  slate is committed to taking all necessary  actions to improve the company's  capital structure and operations  for the  benefit of ALL the  stockholders.  As detailed in our proxy statement, we believe that the Company could be worth conservatively between $16 and $18 per share if managed  properly.  The concept that Crescendo is trying to take over Topps without paying stockholders for their shares is simply ludicrous and irrelevant  since the Company would remain public and since any actions that the new slate would take to maximize  stockholder value would benefit all of the
Company's stockholders, not just Crescendo.

                                          Regards,

                                          /s/ Arnaud Ajdler

                                          Arnaud Ajdler